DIVIDENDS

AI-Powered Investing That Pays You Monthly (Backed by Real Businesses)


AI-POWERED INVESTING THAT PAYS YOU MONTHLY
AI OPTIMIZATION & REPORTS
START INVESTING WITH $1,000
TARGETING UP TO 17% YEARLY RETURNS
Dividends
Put Your Extra Capital To Work!
Dividends

dividendscapital.com St. Louis, MO

Highlights

1. $5T Alternative Investing Market (Fundrise $55M raised, $3B AUM; Willow Wealth $800M, $6B Deployed.
2. Founded by an Entrepreneur with $120M+ in Online Business Acquisition Experience
3. Employee #4 at Empire Flippers (World's Largest Curated Marketplace To Buy/Sell Online Businesses)
4. Launching to a 45,000+ Subscriber Audience Interested in Financial Freedom
5. Experience Building and Scaling 100+ Person Remote Teams and Financial SaaS Platforms
7. Supported by Thousands of Reviews, Client Wins, and Success Stories
8. Founder Featured on Forbes, CNBC, Entrepreneur, Nerdwallet, TEDx, Lonely Planet, etc

Team



Michael Swigunski Founder & CEO SPV Voting Proxy

Mike Swigunski is an established entrepreneur with $120M+ in online business deals. He was employee #4 at Empire Flippers and is a #1 bestselling author and TEDx speaker, with deep experience in acquisitions, SaaS, and online business.

globalcareerbook.com



Justin Myers Fintech Advisor

Justin Myers is a 2x founder and fintech entrepreneur behind Vietnam's 1st Digital Bank, Timo (250K users, $100M+ deposits) and Explorest (1M+ users), a Google Play "App of the Year," with deep experience in digital banking and product-led growth.

Pitch Deck





Memo

Dividends | Modern Investing That Pays You Monthly

Dividends is an investing SaaS platform that helps users discover, analyze, and invest in established, profitable internet businesses, supported by AI-powered insights, real operating data, and a secondary acquisition strategy.

Executive Summary

Earlier in my career, I helped facilitate over **$120 million in online business acquisitions** while working as Employee #4 at Empire Flippers, the largest curated marketplace for buying and selling internet businesses.

What I saw firsthand changed how I think about investing.

Thousands of profitable internet businesses generate recurring revenue every month. Many of them are stable, subscription-based companies producing predictable cash flow.

But almost all of these opportunities are purchased by a small group of buyers:

-Private equity firms.

-High-net-worth individuals.

-Institutional investors.

Every day investors rarely get access.

At the same time, millions of investors are searching for something the public markets rarely provide anymore:

Predictable recurring income.

Dividends is building an AI-powered investment platform designed to bridge that gap.

Our mission is to build a new category of investing, one where established digital businesses become more accessible, transparent, and understandable through software, AI, and real operating data.

Instead of relying entirely on stock market appreciation, investors can participate in the hidden market of established operating businesses.

We believe the next evolution of investing will include new asset classes that were previously inaccessible.

Internet businesses represent one of the fastest-growing and least accessible asset classes in the world.

Dividends Capital aims to open that opportunity to a broader community of investors and streamline everything through an investment platform.

Let's change the future of finance together.

Mike Swigunski

Founder & CEO

[Dividends Capital](#)





Why Investors Are Excited About Dividends?

1. Access To A Hidden Market

Dividends is a SaaS-first platform helping investors discover, analyze, and monitor opportunities in established digital businesses.

2. Massive Untapped Asset Class

Thousands of profitable online businesses generate recurring revenue but remain inaccessible to everyday investors.

3. Built by a Proven Digital Acquisition Operator

Founder Mike Swigunski helped facilitate over **$120M in online business acquisitions** and was **Employee #4 at Empire Flippers**, the world's largest curated marketplace for buying and selling online businesses. Mike has operated, owned, and consulted in every area of the acquisition space.

4. Building & Scaling 100+ Person Teams

Mike brings proven experience in building high-performing remote teams and launching scalable platforms, with a track record of hiring exceptional talent and delivering products users love. Mike has experience scaling and helping build remote teams, platforms, and products.



What's Our Competitive Advantage?

Dividends' team brings rare insider expertise to the space.

Experienced SaaS Fintech team: Dividends is built by a team with experience across SaaS, fintech, digital banking, and online business operations. Founder Michael Swigunski helped facilitate $120M+ in online business transactions, while advisor Justin Myers brings fintech product experience from building Timo and Explorest. This gives Dividends the operator insight needed to build a stronger investing SaaS

platform.

Proprietary market data. Many established digital businesses are not easy to evaluate through public marketplaces alone. Our relationships with brokers, operators, and founders help inform the platform with real-world market data, sourcing insights, and potential opportunities for users to review.

Pattern recognition from scale. Having evaluated hundreds of digital businesses, we've developed frameworks to identify undervalued assets, operational red flags, and growth potential that generalist investors miss.

How Does The Investment Work?

Current Round: SAFE + Revenue Share

Early investors receive a SAFE plus a share of revenue from the first portfolio of sourced businesses.

Returns come from:

• **Long-term equity upside from the SAFE** as Dividends grows its SaaS platform, investor tools, AI reporting, user base, and overall company value.

• **Quarterly revenue-share participation**

**Returns are not guaranteed and may vary based on market conditions and performance.*



Dividends
Founder & CEO: Mike Swigunski
$120M+ in Digital Acquisitions | 10+ Years Operator
Employee #4 at Empire Flippers: World's Largest Curated Marketplace to Buy & Sell Online Businesses.
Trusted advisor to Five Arrows (Rothschild Co) operator, owner and consultant for multiple SaaS, Apps, etc.
#1 Bestselling Author (Global Career) and established contributor and writer for Forbes and Entrepreneur.
Recognized TEDx Talk and Industry Keynote Speaker on Digital Acquisitions and Online Business Growth.
IS YOUR BUSINESS
As Seen On:
Forbes
CNBC
Entrepreneur
nerdwallet
EUROPE
NEW YORK POST
2

Founder: Mike Swigunski

Founder & CEO

• Employee #4 at Empire Flippers

• $120M+ in digital acquisitions experience

• Bestselling author of *Global Career: How to Work Anywhere & Travel Forever*

• TEDx speaker and international keynotes on digital acquisitions

• Contributor to Forbes and Entrepreneur

• Growing a SaaS Acquisition to 4X Revenue in One Year with Mike Swigunski (Podcast)

Mike has spent the past decade buying, operating, and scaling online businesses.

Now he's building a platform that allows investors to participate in the same opportunities.



Dividends
Problem
Retail investors need additional income, not appreciation.
$


Real Wages
US Real Wages
Increased By 11%
2015-2025
Home Rentals
US Rental Prices
Increased By 54%
2015-2025
Dividend Returns
S&P Dividend Income
Increased By 10%
2015-2025
Source: U.S. Bureau of Labor Statistics & S&P 500 Returns
3

Problem

After talking to thousands of retail investors. They typically face three major challenges.

1. Rising Living Costs

Housing, healthcare, and everyday expenses are increasing faster than wages.

2. Public Markets Focus on Appreciation

Most stock investments focus on long-term growth rather than income.

3. Private Opportunities Are Locked Away

Access to private investments is usually limited to wealthy investors or large institutions.

Meanwhile, thousands of profitable online businesses generate predictable cash flow every month.

Yet most investors have no access to them.


The power of private equity returns.
STANDARD MARKET
Top Dividend Stocks
Traditional public equity yields are often limited by market efficiency and institutional overhead.
2.7%
ANNUAL YIELD
2.7% Paid
$1M INVESTED
$27,000/yr
PREMIUM TARGET
Dividends Capital
By investing directly in cash-flowing private businesses, we bypass public market premium pricing.
17% Target
ANNUAL YIELD
17.0% Target
$1M INVESTED
$170,000/yr


Dividends
Solution
A Monthly Cash-Flow-First Investing Platform.
Recurring Income
Recurring cash flow designed to support real monthly expenses.
Timing Risk Reduced
Returns driven by operating cash flow, not perfect market timing.
Flexible Liquidity
Designed to reduce long mandatory lock-up periods.
4

Solution

AI-Powered investing platform that pays you monthly, not "someday".

The digital economy has created a powerful new investment opportunity: profitable online businesses that generate consistent, recurring revenue. Think established SaaS companies, membership sites, subscription software, and digital products; thousands of these businesses are bought and sold every year.

The problem? Until now, only three groups have had access:

- Private equity firms
- Wealthy individuals
- Large institutional investors

Dividends is changing the game. We're opening the door to this high-yield asset class, giving everyday investors the chance to earn recurring income from the same types of digital businesses that have made the wealthy even wealthier. The digital economy has created an entirely new asset class.

> "Private equity is now accessible to the public!"



INVESTING IN ONLINE BUSINESSES, MADE SIMPLE
BEFORE
You needed a lot of money to buy a large $2M business.
$2M
BUSINESS
High cost. Hard to access. Limited to a few.
AFTER
Now you can invest as little as $100 or more. Hundreds of small investments can be combined to buy a business.
$100
BUSINESS
Low barrier. Open to everyone. Built to scale.
Dividends



Dividends
Product
Investing Platform Shaping the Future of Finance
Dividends Capital: 17% Target
$1M Invested = $170,000/yr (Target)
Powered By Profitable Business Acquisitions & Growth
*Based on historical performance. Future results not guaranteed.

Product

Browse private-market opportunities, review AI-powered insights, business data, reporting, and key metrics around established SaaS and digital businesses, then complete the investment process through a simple platform experience.

What to expect:

- **Simple onboarding** - Decide your investment amount, investment lockup, sign a capital agreement, and you're investing in a few clicks.
- **AI Optimization** – AI analyzes your portfolio data with insights from other investors and the market to help you make smarter investing decisions.
- **Flexible timeline** - 1 to 5-year hold periods with buyout options to other investors to offer more liquidity.
- **AI Reporting** – Get clear, automated reports powered by AI that break down your portfolio performance, key metrics, and growth opportunities in real time.



Dividends
AI Portfolio Optimization
$124,500
SaaS Portfolio #7
Good Morning, Steve!
$17,573
Invest Now
Managed Investing
$1,000
Apple Pay
PayPal
Cash

Why Digital Businesses?

Digital businesses offer unique advantages compared to traditional assets.

Recurring Revenue

Many SaaS businesses generate predictable monthly subscription income.

Global Scalability

Software and digital platforms scale without physical infrastructure.

High Margins

Digital companies often operate with higher profit margins than traditional businesses.

Fragmented Market

Thousands of founder-owned companies are available for investor cash flow.



Dividends
Market Opportunity & Comparables
Large Market. Clear Comparables.
TAM:
Global retail investable assets
$213T+ AUM
SAM:
US Alt. Investors
$5T AUM
SOM:
$5B AUM
Market
Market Leaders & Precedents
Willow Wealth
$800M Raised
$6B+ Deployed
Moonfare
$125M Raised
$4B+ AUM
Fundrise
$55M Raised
$3B+ AUM
Source: MSCI (TAM) & BCG (SAM)
6

Market Opportunity

The market opportunity spans several layers.

Global Retail Investable Assets

Over **$213 trillion** globally.

U.S. Alternative Investments

Approximately **$5 trillion**.

Digital Business Market

Several modern platforms have demonstrated strong investor demand for alternative investment marketplaces.

Willow Wealth has raised over **$800M** and deployed more than **$6B** into private market opportunities, providing accredited investors access to institutional-quality investments.

Moonfare has raised over **$125M** and built a platform managing **$4B+ in assets**, giving investors access to private equity funds that were traditionally limited to institutions.

Fundrise has raised over **$55M** and manages more than **$3B in assets**, pioneering online access to private real estate investments for retail investors.

These platforms validate the growing demand for **digital platforms that provide access to private market investments and recurring income opportunities**.

Dividends Capital aims to extend this model to a new asset class: profitable internet businesses, allowing investors to participate in the cash flow generated by digital companies. Thousands of profitable internet businesses change hands every year.

Dividends Capital aims to become a platform connecting investors with this emerging asset class.

[Source #1](#) and [Source #2](#)



Business Model

Dividends Capital generates revenue through a transparent, multi-layered SaaS and fintech model designed to align platform growth with user value.

1. SaaS Platform & Management Fees - Annual platform fees cover access to Dividends' investor dashboard, opportunity discovery tools, AI-powered reporting, due diligence workflows, performance monitoring, and platform administration.

2. Premium Investor Tools - Future paid features may include advanced analytics dashboards, deeper AI reporting, portfolio monitoring tools, private-market data, and enhanced investor insights.

3. Platform-Supported Business Revenue - As a secondary strategy, Dividends may source or acquire established digital businesses that support the platform with real operating data, case studies, reporting workflows, and potential investment opportunities.

How Will You Use AI?

We've been actively using AI in our businesses since its early public release in 2022, giving us a meaningful head start in applying it in real-world operations.

At Dividends, we use AI across the full lifecycle, from sourcing and evaluating acquisition opportunities to improving operations and tracking performance. It helps us find better deals, make smarter decisions, increase efficiency, and deliver clearer insights to investors.

We are also building AI directly into the platform, allowing investors to access data, insights, and performance reporting in a simple, automated way to help make more informed investing decisions.

Our view is simple: operators who use AI effectively will outperform those who don't, and we build that advantage into every business we source.



Financial Predictions

Our financial projections demonstrate exceptional growth, with Annual Recurring Revenue (ARR) scaling from $1M in 2026 to $100M by 2031, a 100x increase representing a ~115% compound annual growth rate.

Revenue Growth

Key milestones include:

- **2027**: $10M ARR with 4,000 accounts (10x growth)
- **2029**: $30M ARR with 16,000 accounts
- **2031**: $100M ARR with 100,000 accounts

*All projections are forward-looking and not guaranteed.

Assets Under Management (AUM)

AUM scales from $5M to $1B over the period, a 200x increase that outpaces account growth. This indicates successful upselling and increasing customer lifetime value, with AUM per account growing from $5,000 to $10,000, demonstrating our premium market positioning.

Strategic Implications

This trajectory reflects a classic land-and-expand strategy with strong product-market fit. The acceleration in later years suggests that network effects are taking hold, enhanced brand recognition is driving growth, and potential enterprise-tier launches are driving sustainable growth.


Dividends
Go-To-Market
Leverage existing audience to launch and validate demand.
1
Share MVP progress and acquisition updates to grow a qualified waitlist and validate demand.
2
Launch a curated capital conference promoted to our 45,000-subscriber email list with partners.
3
Incentivize attendees to book demos and fund the first 100 beta accounts backed by a deadline.
AI
9

Traction & Strategy

Phase 1: Foundation

Months 1-6

Launch the Dividends platform MVP, build the core investor dashboard, develop AI-powered reporting tools, and onboard the first 100-500 users from our 45,000-subscriber audience.

During this phase, we may also source established digital businesses to support platform testing, generate real operating data, and create early case studies.

Phase 2: Validation

Months 6-12

Validate the platform experience by improving onboarding, opportunity discovery, AI-assisted analysis, investor reporting, and performance monitoring.

Secondary business sourcing or acquisitions may be used to test platform workflows, support real-world reporting, and help demonstrate how users can evaluate established digital business opportunities.

Phase 3: Scale

Year 2

Expand to 1,000-5,000 investor accounts, launch additional SaaS features, improve AI-powered insights, and build partnerships that support platform growth.

Future features may include enhanced dashboards, deeper due diligence tools, private-market data, portfolio monitoring, and premium investor reporting.

All projections are forward-looking and not guaranteed.


Dividends
Competitive Landscape

Portfolio Focus	Dividends	WillowWealth	FUNDRISE	Moonfare
Private Market Access	✓	✓	✓	✓
Low Minimum Access	✓		✓	
Short Lock Up Period	✓			✓
Modern Platform	✓	✓	✓	
Monthly Dividends	✓			

Competition

How Dividends Stacks Up?

Several platforms give investors access to private markets, but each focuses on different assets. Fundrise provides access to private real estate with lower minimums, while Moonfare offers access to private equity funds that were traditionally limited to institutions. Willow Wealth curates alternative investment opportunities, focusing on private-market access and advisory-driven deal flow.

A Different Approach to Private Markets

Dividends Capital focuses on sourcing profitable online businesses and turning them into income-producing assets. Unlike traditional private equity with infrequent distributions, investors receive regular monthly income from portfolio cash flows. Each acquisition is already generating positive cash flow, reducing risk compared to early-stage ventures.

Key Advantages

The platform combines lower minimums with deep operator expertise; the team has hands-on experience buying, growing, and operating online businesses. Digital businesses can be optimized and scaled more quickly than traditional assets, potentially creating shorter liquidity cycles than the 7-10 year lock-ups common in private equity. This positions Dividends Capital as a unique option for investors seeking both regular income and growth potential.

Why Now?

Three trends are converging:

1. Rise of Digital Businesses

More profitable internet companies exist today than ever before.

2. Investor Demand for Income

Millions of investors are searching for alternative sources of investing.

3. Modern Investment Platforms

Fintech and Wealthtech platforms are making new asset classes accessible.

Dividends Capital sits at the intersection of all three.


Dividends
Thank You
Let's Change The Future Of Investing


EMPIRE
FLIPPERS
Mike@DividendsCapital.com
Michael Swigunski
Let's Talk!

Join the Future of Income Investing

Dividends Capital is building a new type of investing platform focused on recurring income from digital assets.

We invite you to join us as we build the platform.

Invest alongside a growing community of investors interested in modern income-producing assets.

Transformations & Testimonials

Over the past decade, I've worked with investors, entrepreneurs, and professionals around the world to build and source profitable online businesses.

You can read **real success stories from investors and partners here:**

https://dividendscapital.com/invest/#testimonials

And see **thousands of additional reviews from readers, clients, and students here:**

https://globalcareerbook.com/reviews

These testimonials reflect the long-term relationships and results built through my work in digital business acquisitions, investing, and remote entrepreneurship.


PROGRAMS
AUDIOBOOK
REVIEWS
SOCIAL
RESOURCES
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What The Press Is Saying?
"Keen traveler Michael Swigunski has seen more of the world than most, visiting and working in over 100+ countries in the last eight years alone."
Forbes
"Mike Swigunski is the founder of GlobalCareer.io, an international job board for remote workers."
"Swigunski has visited over 100+ countries, living & working in different locales for months, or years at a time. He is living and working from Tbilisi as a nomadic entrepreneur."
CNBC
"Mike Swigunski: The Entrepreneur Teaching Travelers How To Enjoy A Global Career While On The Move."
Forbes
"Remote jobs expert, best selling author, and founder of Global Career, Mike Swigunski, explains how to take your remote life to the next level."
Entrepreneur
"Mike Swigunski is a 33-year-old nomadic entrepreneur who moved to Tbilisi, Georgia from the U.S. As an expat in Georgia he is able to take advantage of tax benefits and a low cost of living that allow him to work as little or as often as he likes and still manage to make $275,000 a year. As a result he has traveled to 100 countries, can afford a two-story apartment and has a private chef come six times a week to cook for him."
CNBC

What the Press Is Saying?

Michael Swigunski, **Founder of Dividends Capital**, is an entrepreneur, investor, and bestselling author who has written extensively about **investing, online business acquisitions, and building income from digital assets.**

His work and insights have been **published in Forbes, Entrepreneur, CNBC, and other global media outlets**, where he shares strategies on investing, acquiring profitable internet businesses, and building location-independent income streams.

Through articles, interviews, and his bestselling book *Global Career*, Michael has reached **millions of readers worldwide,** helping entrepreneurs and investors better understand the opportunities in digital businesses and global investing.

Read all the press features here: https://globalcareerbook.com/press

---

Business Model Disclaimer:

Dividends is primarily a financial technology and SaaS platform company.

Our core business is building an AI-powered investing SaaS platform that helps users discover, analyze, monitor, and participate in private-market opportunities through

software, data, reporting, and AI investor tools.

Any references to acquisitions, online businesses, portfolio companies, dividends, cash flow, or revenue share describe a secondary and supporting strategy designed to help power the platform, generate real operating data, validate investor demand, and create potential opportunities for users.

Dividends does not intend to operate as a passive investment fund or investment company. Any businesses we acquire or source are expected to be actively operated, managed, and/or integrated into the broader platform strategy.

Acquisitions are a secondary and subsidiary part of the business model, used to support the platform with real operating data, case studies, and potential investment opportunities.

All references to income, dividends, yield, distributions, revenue share, or investment performance are forward-looking and not guaranteed. Investors should not expect guaranteed monthly income, guaranteed dividends, guaranteed liquidity, or guaranteed returns. This offering is an investment in Dividends as a company and its technology platform strategy.